January 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Attn: Andrew Mew, Accounting Branch Chief

Re:                               Appliance Recycling Centers of America, Inc.

Form 10-K for Fiscal Year Ended January 2, 2010 filed on March 18, 2010

Definitive Proxy Statement on Schedule 14A filed on April 1, 2010

Forms 10-Q for Fiscal Quarters Ended April 3, 2010 and July 3, 2010 filed on May 18, 2010 and August 16, 2010

File No. 000-19621

Dear Mr. Mew:

On behalf of Appliance Recycling Centers of America, Inc. (the “Company” or “we”), this letter is submitted in response to the comments set forth in your letter to me dated December 8, 2010.  For your convenience, we have set forth below each of your numbered comments, followed by our response.

Form 10-K For the Fiscal Year Ended January 2, 2010

Note 13. Shareholders’ Equity, page 52

1.               We note your response to prior comment 10 and your conclusion that the warrant to purchase 248 shares of common stock with anti-dilution provisions that provides settlement in an indeterminate number of shares did not meet all the requirements of a derivative liability.  Despite your determination of the financial instrument not meeting all the criteria to qualify as a derivative liability, the warrant should still be evaluated to determine whether it should be accounted for as a liability or equity.  Please explain how you reasonably concluded equity classification was appropriate in-light of the settlement terms that do not provide an explicit share limit. Reference is made FASB ASC 815-40-25-26.

Company Response: The Company acknowledges that, due to the anti-dilution features in the Warrant Agreement, there is not an explicit limit on the number of shares that could be required to settle the warrant.  However, the Company believes that the number of shares required for settlement of the warrant is within its control.  The number of shares to be issued in settlement of the warrant will not change unless the Company issues additional shares of equity, warrants or other convertible instruments on terms that trigger the anti-dilution provisions in the Warrant Agreement.  This is an event that is within the Company’s control; the number of shares does not change simply because of changes in the market price of the Common Stock.

Equity classification of the warrant is also consistent with the fact that the warrant only provides for settlement of the warrant with shares, and not with cash.  In addition, numerous provisions in the Warrant Agreement, including the following provisions, align the warrant holder’s interests with those of holders of the Company’s common stock:

1)             Sections 4.1, 4.2, 4.4, 4.5 and 4.9 provide that the rights of the Warrant holder will be adjusted to reflect changes that affect the holders of Common Stock,

2)             Section 5.2 requires the Company to give notice to the Warrant holder before it takes certain corporate actions that affect the rights of holder of Common Stock,

3)             Section VI provides that the Company will take any action that is necessary to ensure that the Warrant holder will receive Common Stock upon exercise of the Warrant, and

4)             Section VII requires the Company to at all times have a sufficient number of shares of Common Stock reserved for issuance upon exercise of the Warrant.

The Company currently has approximately 3.6 million shares of Common Stock available for settlement of the warrant (more than 14 times the number of shares currently covered by the warrant), calculated as follows:

Shares Authorized	10,000,000
Shares Issued and Outstanding	(5,492,777)
Potential Shares to be Issued Under Stock Option Agreements	(618,500)
Potential Shares to be Issued Under Warrant Agreements	(254,042)
3,634,681

The Company had approximately 4.5 million shares of Common Stock available for settlement of the warrant on the date the Warrant Agreement was executed.

The Company also believes that if it had to increase the number of authorized shares of Common Stock in order to settle the warrant, it is remote that the shareholders would not approve the proposal.

Since the only features in the Warrant Agreement that render the number of shares to be issued in settlement of the warrant to be indeterminate relate to anti-dilution features and not market conditions, and since the Company has and will continue to have a sufficient number of shares of Common Stock at all times reserved for issuance upon the exercise of the warrant, the Company believes that net share settlement is within its control and that equity classification is appropriate.

Exhibits, 31.1 and 31.2

2.               We note your response to prior comment 13.  Please also include with your amended Form 10-K your financial statements and the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).  See Exchange Act Rule 12b-15.

Company Response: The Company will amend its Form 10-K filed January 2, 2010 to include the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States (18 U.S.C. 1350) and as described in our response to prior comment 13.  The amendment will be filed after the completion of the comment process.

Definitive Proxy Statement on Schedule 14A

Proposal One — Election of Directors, page 6

Nominees, page 7

3.               We note your response to prior comment 14. In future filings, please state in the introductory paragraph in this section that the biographies for your nominees for director disclose the specific experience, qualifications, attributes or skills that led to your conclusion that each nominee for directors should serve as your director. Also discuss in greater detail in each biography that these applicable factors led to this conclusion.  For guidance see Question 116.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

Company Response: The Company will comply with the Staff’s comment in future filings.

Sincerely,

/s/Edward R. Cameron
Edward R. Cameron
President and Chief Executive Officer